

Mail Stop 7010

February 26, 2009

Mr. P. Kelly Tompkins
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, Ohio 44258

> **RE: RPM International Inc.**
> **Form 10-K for the fiscal year ended May 31, 2008**
> **Filed July 30, 2008**
> **File #1-14187**

Dear Mr. Tompkins:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2008

Item 1A. Risk Factors, page 8

1. In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are

currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Legal Proceedings, page 14 and Note I to Consolidated Financial Statements, page 59

2. In future filings, please disclose the name of the court, the principal parties thereto and other information required under Item 103 of Regulation S-K for the DRYVIT litigation relating to one of your excess insurers and the insurance coverage litigation in Note I to Consolidated Financial Statements.

Critical Accounting Policies and Estimates, page 22
Goodwill, page 22

3. We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

   - The third party market valuations and the discounted future cash flow methods that you use. Provide sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses. Explain whether you have switched methods for any reporting unit in the current year and why;
   - How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
   - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Consolidated Statements of Cash Flows, page 36

4. It is unclear to us why you have combined your cash and short-term investments balance here and on your consolidated balance sheets. Please revise future filings to separately present these balances or tell us how you believe your treatment complies with SFAS 95.

Form 10-Q for the quarterly period ended November 30, 2008

Note G- Pension and Post Retirement Heath Care Benefits, page 14

5. We note that a substantial amount of your pension plan assets are invested in equity securities. Given the significance of your pension assets as well as the impact of pension funding on your overall liquidity, please provide us, and include in future filings, a more specific and comprehensive discussion of the current and expected future impact of the market conditions on each of the significant estimates and assumptions used in your determination of benefit obligations, costs and funding requirements. In this regard, please include a sensitivity analysis related to each of your significant assumptions based upon reasonably likely changes.

Results of Operations, page 25

6. Please revise future filings to provide a more specific and comprehensive discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events might impact your sources of liquidity, if any.

Liquidity and Capital Resources, page 30

7. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Exhibits 31.2 and 31.2

8. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of

Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

Definitive Proxy Statement

Role of Executives in Determining Compensation, page 18

9. With a view toward future disclosure, please tell us what the review of compensation practices performed by the identified executive officers entails. In doing so, you may wish to address whether a particular percentile or range is being targeted when the review of the "defined comparative framework" is undertaken. Similarly, with respect to the setting of base salaries, please tell us how the listed items were analyzed.

Annual Cash Incentive Compensation, page 20

10. With a view toward future disclosure, please provide us with the following information:
   - For each named executive officer, please describe and quantify the individual performance objectives that were targeted and achieved.
   - Please describe and quantify the corporate performance objectives that were targeted and achieved.
   - For each named executive officer, please explain in detail how you determined the amount of the award.
   - Please identify any exercise of the committee's discretion to reduce the amount of an award.
   - Please identify all of the material factors that were considered in connection with the award determinations.

Performance Earned Restricted Stock, page 20

11. We note that you have not disclosed the performance goals for the PERS awards. As this information appears to be material, the only basis for withholding this information is set forth in Instruction 4 to Item 402(b) of Regulation S-K. Please tell us why the disclosure of these goals would result in you suffering competitive harm. In this regard, we direct your attention to and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive

position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

Performance Contingent Restricted Stock, page 22

12. We note that you have not disclosed the performance goals for the PCRS awards. As this information appears to be material, the only basis for withholding this information is set forth in Instruction 4 to Item 402(b) of Regulation S-K. Please tell us why the disclosure of these goals would result in you suffering competitive harm. In this regard, we direct your attention to and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant